June 25, 2008

David Burton, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [202-772-9218] and U.S. Certified Mail

Re: Utah Medical Products, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
File No. 001-12575

Dear Mr. Burton:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) recent SEC Form 10-K and 10-Q filings.  This is UTMD’s requested response to the SEC comments, which will also be filed on EDGAR as private correspondence with the SEC.  I have incorporated the SEC comments received June 16, 2008 in italics followed by UTMD’s responses.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
We do not see where you have provided the information required by Item 303(A)(4) of Regulation S-K. Please tell us if you have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Revise future filings to include the disclosures required by Item 303(A)(4) of Regulation S-K.

UTMD Response to Item 1:

UTMD does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses.   UTMD will revise future filings to include the disclosures required by Item 303(A)(4) of Regulation S-K, or the preceding statement.

2.
We see your disclosure of contractual obligations in Note 7 to the consolidated financial statements. Please revise future filings to also include disclosure of the information required by Item 303(A)(5) of Regulation S-K within Item 7 of the Form 10-K.

UTMD Response to Item 2:

UTMD will revise future filings to also include in MD&A the table in Note 7 of the consolidated financial statements, which provides the disclosures required by Item 303(A)(5) of regulation S-K.

Notes to Consolidated Financial Statements, page 32

Note 15 — Recent Accounting Pronouncements, page 42

3.
We note your disclosure here that you recognize interest accrued related to unrecognized tax benefits in operating expenses. Please tell us how your accounting policy complies with paragraph 19 of FIN 48, or alternatively revise future filings to comply with paragraph 19 of FIN 48.

UTMD Response to Item 3:

In paragraph 2 of Note 15 of the financial statements, the statement that UTMD “recognizes interest accrued related to unrecognized tax benefits along with penalties in operating expenses” was an incorrect statement of UTMD’s accounting policy.  UTMD will correct this statement in future filings to disclose that such interest expenses are included in interest expense, in compliance with paragraph 19 of FIN 48.  UTMD will further note that its accounting policy is to include any penalties in income taxes, in compliance with paragraph 19 of FIN 48.  As Note 15 further discloses, UTMD did not have any accrued or actual interest expense or penalties related to underpayment of taxes in the reporting periods covered by the referenced SEC Form 10-K and SEC 10-Q.

Exhibits 19 and 20
4.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please revise the certifications in future filings to remove the certifying individual’s title at the beginning of the certification.

UTMD Response to Item 4:

UTMD will revise the certifications in future filings to remove the certifying individual’s title at the beginning of the certification, in compliance with Exchange Act Rule 13a-14(a).

Form 10-Q as of March 31, 2008
5.
We note your significant available-for-sale securities at March 31, 2008. However, we do not see where you have included any disclosures relating to the adoption of SFAS 157. Please confirm to us that you adopted SFAS 157 on January 1, 2008 and provide us with the disclosures required by paragraphs 32-35 of SFAS 157. In addition, please also revise future filings to include these disclosures. If you did not adopt SFAS 157, please tell us why you determined you were not required to adopt SFAS 157 on January 1, 2008. Refer to SFAS 157 and FSP 157-2.

UTMD Response to Item 5:

UTMD adopted SFAS 157 on January 1, 2008.  Please find below a table of available-for-sale securities (in thousands).    UTMD will ensure that future filings include the disclosures required by paragraphs 32-35 of SFAS 157.

		Fair Value Measurements at Reporting Date Using
Description	3/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3 )
Available-for-sale securities	$21,139	$21,139	$0	$0

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

UTMD Response:  UTMD understands that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

Response:  UTMD understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

· and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  This last statement is somewhat confusing, as UTMD clearly relies on SEC staff comments to represent what it needs to do to satisfy SEC disclosure requirements.  Consistent with prior responses to SEC comments, UTMD is unwilling to acknowledge this last statement, as we believe it may also represent a violation of UTMD’s Constitutional rights.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Kevin L. Cornwell
Kevin L. Cornwell
Chairman & CEO

Direct tele no. (801) 569-4190
Direct fax no. (801) 566-1328